United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2018
Vale S.A.
Praia de Botafogo 186, 18th floor
22250-145, Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE
ORDINARY BOARD OF DIRECTORS MEETING

On March 29th, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Isabella Saboya de Albuquerque, Lucio Azevedo, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo, Toshiya Asahi and the alternative member Mr. Gilmar Dalilo Cezar Wanderley and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “REVIEW OF THE SHAREHOLDERS REMUNERATION POLICY – The Board of Directors approved, with a favorable report of the Financial Committee, the new Shareholders Remuneration Policy of Vale (…)” and “
REVIEW OF THE SECURITIES TRADING POLICY – (…) the Board of Directors approved, with a favorable report of the Compliance and Risk Committee, the new Securities Trading Policy of Vale (…). ” I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, March 29th, 2018.

Luiz Gustavo Gouvêa
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date April 06, 2018	By:	/s/ André Figueiredo
Director of Investor Relations